[Letterhead of Jones Day]

August 15, 2011

Jeffrey P. Reidler

Rose Zukin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InSite Vision Incorporated
Registration Statement on Form S-1
Filed August 4, 2011
File No. 333-176057

Ladies and Gentlemen:

On behalf of InSite Vision Incorporated (the “Company”), set forth below is the Company’s response to your comment letter dated August 11, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2011 (File No. 333-176057) (the “Registration Statement”).

For your convenience, the Company has reproduced the comment from the staff of the Commission (the “Staff”) followed by the Company’s response. All references in the Company’s response to pages and captioned sections are to Amendment No. 1 to the Registration Statement as filed with the Commission on August 15, 2011 (“Amendment No. 1”). Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

The Company responds to the Comment Letter as follows:

Registration Statement on Form S-1

1. We note that your selling shareholder table identifies Joshua Kazam as a registered broker-dealer. Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities. Please revise the prospectus as appropriate.

In response to the Staff’s comment, Mr. Kazam has confirmed to the Company that he is a registered representative of a registered broker-dealer and not a registered broker-dealer. Accordingly, the Company has revised footnote 22 on page 8 of the section

“Principal and Selling Stockholders” to indicate that Mr. Kazam is an affiliate of a registered broker-dealer and to provide additional detail regarding the circumstances relating to his acquisition of the securities, which Mr. Kazam has represented to the Company

*        *        *

The Company understands that the Staff may have additional comments after reviewing Amendment No. 1 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must include the following acknowledgement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 1 that is marked to show cumulative changes from the Registration Statement.

If you have any questions or wish to discuss any matters with respect to this letter or Amendment No. 1, please do not hesitate to contact me by telephone at (650) 739-3987 or by email at tcurry@jonesday.com. You can also contact Todd Hamblet by telephone at (415) 875-5857 or by email at thamblet@jonesday.com.

Very truly yours,

/s/ Jones Day

cc:	Timothy Ruane, Chief Executive Officer

Louis Drapeau, Vice President and Chief Financial Officer

(InSite Vision Incorporated)

Todd Hamblet

(Jones Day)